SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 5)*

                                    PETROFINA
                             ----------------------
                                (Name of Issuer)

                             Ordinary Voting Shares
                      -------------------------------------
                         (Title of Class of Securities)

                                    716485206
                   -------------------------------------------
                                 (CUSIP Number)

                               Alain-Marc Irissou
                                 General Counsel
                                 TOTAL FINA S.A.
                                   Tour TOTAL
                               24, cours Michelet
                                  La Defense 10
                              92800 Puteaux, France
                             (011-33-1) 41-35-40-00

                -------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 With a copy to:

                              Jere R. Thomson, Esq.
                           Jones, Day, Reavis & Pogue
                              599 Lexington Avenue
                            New York, New York 10022
                                 (212) 326-3939

                                 August 20, 1999
           -----------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                Page 1 of 8 Pages

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CUSIP No. 716485206                                            Page 2 of 8 Pages
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================================================================================
      1     NAMES OF REPORTING PERSONS
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            Total Fina S.A.
--------------------------------------------------------------------------------
      2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
      3     SEC USE ONLY

--------------------------------------------------------------------------------
      4     SOURCE OF FUNDS*
                 00
--------------------------------------------------------------------------------
      5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) or (e)                           |_|
--------------------------------------------------------------------------------
      6     CITIZENSHIP OR PLACE OF ORGANIZATION
                   France
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        23,248,844
                  --------------------------------------------------------------
 NUMBER OF        8     SHARED VOTING POWER
 SHARES
 BENEFICIALLY                 -0-
 OWNED BY         --------------------------------------------------------------
 EACH             9     SOLE DISPOSITIVE POWER
 REPORTING
 PERSON                 23,248,844
 WITH:            --------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                              -0-
--------------------------------------------------------------------------------
      11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  23,248,844
--------------------------------------------------------------------------------
      12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES*                                                 |_|

--------------------------------------------------------------------------------
      13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  98.76%
--------------------------------------------------------------------------------
      14     TYPE OF REPORTING PERSON*
                  OO (societe anonyme)
================================================================================

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CUSIP No. 716485206                                            Page 3 of 8 Pages
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      This Statement amends and supplements the Schedule 13D filed with the
Securities and Exchange Commission on April 9, 1999 by Total, a French societe anonyme ("Total") (renamed Total Fina S.A. ("Total Fina") on June 14, 1999), as amended from time to time.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and supplemented by adding thereto the following text:

      "The exchange offer made in Belgium for PetroFina shares was reopened from June 30 to July 28, 1999 with respect to PetroFina shares received upon the exercise of outstanding employee warrants. The offers made to such employees were made at the exchange ratio of 9 Total Fina shares for 2 PetroFina shares. A total of 80,356 PetroFina shares were tendered during the reopening of this exchange offer."

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and supplemented by deleting subitems (a) and (b) thereto and replacing them with the following text.

      "(a) Total directly and beneficially owns 23,248,844 PetroFina Shares, which constituted 98.76% all of the issued and outstanding PetroFina Shares, as of August 31, 1999.

      (b) Total has the power to vote and dispose of such 23,248,844 PetroFina Shares, subject to the restriction described in Item 6 below."

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CUSIP No. 716485206                                            Page 4 of 8 Pages
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                                    SIGNATURE

      After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 22, 1999

                                       Total Fina S.A.

                                       /s/ Charles Paris de Bollardiere
                                       ----------------------------------
                                       Charles Paris de Bollardiere
                                       Treasurer

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CUSIP No. 716485206                                            Page 5 of 8 Pages
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Schedule I is hereby amended and supplemented by deleting Schedule I in its entirety and replacing it with the following text:

                                                                      SCHEDULE I

                        DIRECTORS AND EXECUTIVE OFFICERS

1. Directors of Total Fina. The following table sets forth the name, present principal occupation and the employment history for the past five years of each director of Total Fina. Unless otherwise indicated, each of the following persons is a citizen of France, their business address is 24 cours Michelet, La Defense 10, 92800 Puteaux, France and each occupation set forth opposite an individual's name refers to employment with Total Fina. The dates indicated are as of the annual general meeting held that year.

                                             Board          Current       Current Position and Present Principal
                                             Member         Term          Occupation or Employment; Material
                   Name                      Since          Expires       Positions Held During Past Five Years
                   ----                      ------         -------       --------------------------------------
Thierry Desmarest..........................  1995           2001          Chairman and Chief Executive Officer of
                                                                          Total Fina (1995 - Present), Chief
                                                                          Executive Officer of Total Exploration
                                                                          Production (1989 - 1995)

Francois-Xavier Ortoli.....................  1984           2000          Honorary Chairman of Total Fina (1990 -
                                                                          Present)

Jerome Monod..............................   1986           2001          Chairman of the Supervisory Board of
                                                                          Suez Lyonnaise Des Eaux (1977 - Present),
                                                                          Chairman and Chief Executive Officer of
                                                                          Lyonnaise Des Eaux (1980 - 1997)

Michel Francois-Poncet.....................  1987           2002          Chairman of the Supervisory Board of
                                                                          Paribas (1990 - Present)

Serge Tchuruk..............................  1989           2001          Chairman and Chief Executive Officer of
                                                                          Alcatel (1995 - Present), Chairman and
                                                                          Chief Executive Officer of Total Fina
                                                                          (1990 - 1995)

Jean Syrota................................  1993           2002          Chairman and Chief Executive Officer of
                                                                          Compagnie Generale Des Matieres Nucleaires
                                                                          (COGEMA) (1988 - 1999)

Antoine Jeancourt-Galignani................  1994           2000          Chairman and Chief Executive Officer of Assurances
                                                                          Generales De France (1994 -Present)

Lord Alexander of Weedon, Q.C.               1996           2002          Chairman of Natwest Group (1989 - 1999). Citizen
                                                                          of the United Kingdom.

Professor Bertrand Jacquillat..............  1996           2002          Co-founder and Chairman and Chief Executive
                                                                          Officer of Associes en Finance (1991 -
                                                                          Present)
---------------------------------------------------------------------------------------------------------------------

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CUSIP No. 716485206                                            Page 6 of 8 Pages
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
Baron Albert Frere.........................  1999           2001          Chairman and Managing Director of
                                                                          Bruxelles Lambert S.A. (Before 1997 -
                                                                          Present). Citizen of Belgium.

Thierry de Rudder..........................  1999           2001          Managing Director of Groupe Bruxelles
                                                                          Lambert S.A. (Before 1994 - Present).
                                                                          Citizen of Belgium and France.

Honorable Paul Desmarais...................  1999           2001          Chairman of the Executive Committee of Power
                                                                          Corporation of Canada (Before 1994 -
                                                                          Present). Citizen of Canada.

John J. Goossens ..........................  1999           2002          Chairman and Chief Executive Officer of
                                                                          Belgacom. Citizen of Belgium.
---------------------------------------------------------------------------------------------------------------------

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CUSIP No. 716485206                                            Page 7 of 8 Pages
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2. Executive Officers of Total Fina. The following table sets forth the name and present principal occupation of each executive officer of Total Fina. Unless otherwise indicated, each of the following persons is a citizen of France, their business address is Tour Total, 24 cours Michelet, La Defense 10, 92800 Puteaux, France and each occupation set forth opposite an individual's name refers to employment with Total Fina.

                                                                                      Executive
       Name                                    Position                             Officer Since
       ----                                    --------                             -------------
Thierry Desmarest                 Chairman and Chief Executive Officer                   1989

Francois Cornelis                 Deputy Chairman of the Executive Committee             1999

Alain Madec                       Executive Vice-President; President of Strategy        1990
                                  and Finance

Jean-Pierre Vettier               Executive Vice-President; President of the             1990
                                  Refining and Marketing Division

Robert Castaigne                  Executive Vice-President; Chief Financial              1990
                                  Officer

Jean-Pierre Seeuws                Executive Vice-President; President of the             1990
                                  Chemicals Division

Christophe de Margerie            Executive Vice-President; President of the
                                  Exploration and Production Division                    1992

Claude Brice                      Vice-President; Senior Vice-President                  1994
                                  Exploration and Production Africa and
                                  Mediterranean Basin

Michel Benezit                    Vice-President; Executive Vice-President,              1995
                                  Exploration and Production Division

Jean-Claude Company               Vice-President; Senior Vice-President Refining         1995
                                  Europe

Ian Howat                         Vice-President Strategy and Corporate                  1995
                                  Planning, Secretary of the Executive Committee

Hugues Woestelandt                Vice-President; Executive Vice-President,              1998
                                  Chemicals Division

Jean-Jacques Guilbaud             Vice-President; Senior Vice-President Human            1998
                                  Resources and Corporate Communications

Wayne Brenckle (Belgium)          Vice-President; Senior Vice-President, Refining        1999

Pierre-Marie De Leener            Vice-President; Managing Director, Paints              1999
(The Netherlands)

Axel de Broqueville               Vice-President; Senior Vice-President,                 1999
                                  Petrochemicals

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CUSIP No. 716485206                                            Page 8 of 8 Pages
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
Alain Champeaux                   Vice-President; Senior Vice-President,                 1999
                                  Marketing Europe

Patrick Rambaud                   Vice-President; Senior Vice-President, Middle
                                  East                                                   1999

Charles Paris de Bollardiere      Treasurer                                              1999